UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-9

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                               SPRINT CORPORATION
                                (Name of Issuer)

              FON Common Stock--Series 1, par value $2.00 per share PCS Common Stock--Series 1, par value $1.00 per share
                         (Title of Class of Securities)

                     852061100 (FON Common Stock--Series 1)
                     852061506 (PCS Common Stock--Series 1)
                                 (CUSIP Numbers)

                               Deutsche Telekom AG
     Helmut Reuschenbach, Senior Executive Director, Finance and Treasurer,
                Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany
                             Phone (49-228) 181-8000

                               France Telecom S.A.
           Jean-Louis Vinciguerra, Senior Executive Vice-President and
                            Chief Financial Officer
                 6 place d'Alleray, 75505 Paris Cedex 15, France
                            Phone (33-1) 44-44-84-72
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 28, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Deutsche Telekom AG
                      IRS Identification Number: N/A

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) |X|
                                             (b) |_|

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                      WC

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
               Germany


--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                               0
                  --------------------------------------------------------------
                  8    SHARED VOTING POWER
                    o    86,236,036 shares of Class A Common Stock (equivalent
 NUMBER                  in voting power to 86,236,036 shares of Series 3 FON
 OF                      Common Stock and 43,118,018 shares of Series 3 PCS
 SHARES                  Common Stock)
 BENEFICIALLY       o    88,601,036 shares of Series 3 FON Common Stock
 OWNED BY           o    13,568,168 shares of Series 3 PCS Common Stock
 EACH
 REPORTING         -------------------------------------------------------------
 PERSON WITH      9    SOLE DISPOSITIVE POWER
                               0
                   -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                    o    43,118,018 shares of Class A Common Stock (equivalent
                         in voting power to 43,118,018 shares of Series 3 FON
                         Common Stock and 21,559,009 shares of Series 3 PCS
                         Common Stock)
                    o    44,464,179 shares of Series 3 FON Common Stock
                    o     7,127,161 shares of Series 3 PCS Common Stock
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     86,236,036 shares of Class A Common Stock (equivalent in voting power to 86,236,036 shares of Series 3 FON Common Stock and 43,118,018 shares of Series 3 PCS Common Stock), 88,601,036 shares of Series 3 FON Common Stock and 13,568,168 shares of Series 3 PCS Common Stock.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     100% of Class A Common Stock, 100% of Series 3 FON Common Stock and 100% of Series 3 PCS Common Stock, estimated to represent approximately 20.0% of the aggregate voting power of the capital stock of the Issuer. If the Class A Common Stock, the Series 3 FON Common Stock and the Series 3 PCS Common Stock were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, the Class A Common Stock, the Series 3 FON Common Stock and the Series 3 PCS Common Stock would represent approximately 20.0% of the Series 1 FON Common Stock and approximately 11.9% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 20.0% of the aggregate voting power of all series of PCS Common Stock and PCS Preferred Stock).
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
             CO
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      France Telecom S.A.
                      IRS Identification Number: N/A

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) |X|
                                             (b) |_|

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                      WC

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
               France

--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                               0
                  --------------------------------------------------------------
                  8    SHARED VOTING POWER
                    o    86,236,036 shares of Class A Common Stock (equivalent
 NUMBER                  in voting power to 86,236,036 shares of Series 3 FON
 OF                      Common Stock and 43,118,018 shares of Series 3 PCS
 SHARES                  Common Stock)
 BENEFICIALLY       o    88,601,036 shares of Series 3 FON Common Stock
 OWNED BY           o    13,568,168 shares of Series 3 PCS Common Stock
 EACH
 REPORTING         -------------------------------------------------------------
 PERSON WITH       9    SOLE DISPOSITIVE POWER
                    o    43,118,018 shares of Class A Common Stock (equivalent
                         in voting power to 43,118,018 shares of Series 3 FON
                         Common Stock and 21,559,009 shares of Series 3 PCS
                         Common Stock)
                    o    44,136,857 shares of Series 3 FON Common Stock
                    o     6,441,007 shares of Series 3 PCS Common Stock
                   -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     86,236,036 shares of Class A Common Stock (equivalent in voting power to 86,236,036 shares of Series 3 FON Common Stock and 43,118,018 shares of Series 3 PCS Common Stock), 88,601,036 shares of Series 3 FON Common Stock and 13,568,168 shares of Series 3 PCS Common Stock.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     100% of Class A Common Stock, 100% of Series 3 FON Common Stock and 100% of Series 3 PCS Common Stock, estimated to represent approximately 20.0% of the aggregate voting power of the capital stock of the Issuer. If the Class A Common Stock, the Series 3 FON Common Stock and the Series 3 PCS Common Stock were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, the Class A Common Stock, the Series 3 FON Common Stock and the Series 3 PCS Common Stock would represent approximately 20.0% of the Series 1 FON Common Stock and approximately 11.9% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 20.0% of the aggregate voting power of all series of PCS Common Stock and PCS Preferred Stock).
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
             CO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 9 (this "Amendment") amends and supplements the Schedule 13D filed on February 12, 1996, as amended by Amendment No. 1 to the Schedule 13D filed on May 6, 1996, Amendment No. 2 to the Schedule 13D filed on May 28, 1998, Amendment No. 3 to the Schedule 13D filed on December 1, 1998, Amendment No. 4 to the Schedule 13D filed on February 12, 1999, Amendment No. 5 to the
Schedule 13D filed on February 24, 1999, Amendment No. 6 to the Schedule 13D filed on April 1, 1999, Amendment No. 7 to the Schedule 13D filed on July 6, 1999 and Amendment No. 8 to the Schedule 13D filed on October 8, 1999 (as amended and supplemented, this "Schedule 13D"), of Deutsche Telekom AG ("DT") and France Telecom S.A. ("FT"), with respect to the FON Common Stock - Series 1, par value $2.00 per share (the "Series 1 FON Common Stock"), and the PCS Common Stock-Series 1, par value $1.00 per share (the "Series 1 PCS Common Stock"), of Sprint Corporation, a Kansas corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D, as previously amended and supplemented.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 of the Schedule 13D is hereby amended by adding the following at the end of numbered paragraph 1 thereof:

     On December 29, 1999, DT transferred its shares in the Issuer to its wholly-owned subsidiary listed in paragraph 1A below, in accordance with Section
2.2 of the Amended Stockholders' Agreement.

         1A.   a.  NAB Nordamerika Beteiligungs Holding GmbH, a limited
                   liability company formed under the laws of Germany ("NAB").

               b. c/o Deutsche Telekom AG, Friedrich-Ebert-Allee 140, 53113 Bonn, Germany.

               c. NAB conducts no business other than holding the shares of the Issuer transferred to it by DT.

               d. During the last five years, NAB has not been convicted in any criminal proceeding.

               e. During the last five years, NAB has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The two Managing Directors of NAB, Dr. Joachim Peckert and Mr. Heinz Klesing, whose addresses are c/o Deutsche Telekom AG, Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, are each citizens of Germany. During the last five years, to the best knowledge of DT, neither Managing Director has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     On December 28, 1999, DT acquired from the Issuer pursuant to the equity purchase rights contained in the Amended Stockholders' Agreement 280,896 shares of Series 3 PCS Common Stock and 245,459 shares of Series 3 FON Common Stock for an aggregate purchase price of approximately $32,632,046 (or approximately $67.47 per share of Series 3 PCS Stock as to 202,146 shares, $99.625 per share of Series 3 PCS Stock as to 78,750 shares and $45.42 per share of Series 3 FON Stock). On December 28, 1999, FT acquired from the Issuer pursuant to the equity purchase rights contained in the Amended Stockholders' Agreement 197,854 shares of Series 3 PCS Common Stock and 244,541 shares of Series 3 FON Common Stock for an aggregate purchase price of approximately $24,455,340 (or approximately $67.47 per share of Series 3 PCS Stock and $45.42 per share of Series 3 FON Stock). All such purchases were made in order for DT and FT to maintain their aggregate percentage voting power of the capital stock of the Issuer at approximately 20%. All of the funds used to acquire such shares were provided by DT and FT's internally generated funds.

ITEM 4.  PURPOSE OF THE ACQUISITION

     Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     On December 28, 1999, DT and FT acquired from the Issuer pursuant to the equity purchase rights contained in the Amended Stockholders' Agreement an aggregate of 478,750 shares of Series 3 PCS Common Stock and 490,000 shares of Series 3 FON Common Stock for an aggregate purchase price of approximately $57,087,387 in order to maintain their aggregate percentage voting power in the capital stock of the Issuer at approximately 20.0%.

     Following the announcement of the Issuer's proposed acquisition by MCI WORLDCOM, Inc., discussions have been continuing between the Issuer, DT and FT concerning the future of the Global One Joint Venture and the terms applicable to DT and FT's investment in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

1. Deutsche Telekom AG

     (a-b) On December 29, 1999, DT (indirectly through NAB) was the beneficial owner of 86,236,036 shares of Class A Common Stock (100% of the outstanding Class A Common Stock), 88,601,036 shares of Series 3 FON Common Stock (100% of the outstanding Series 3 FON Common Stock), and 13,568,168 shares of Series 3 PCS Common Stock (100% of the outstanding Series 3 PCS Common Stock), estimated to represent approximately 20.0% of the aggregate voting power of the outstanding capital stock of the Issuer, calculated on the basis of 86,236,036 shares of Class A Common Stock, 699,001,985 shares of Series 1 FON Common Stock, 88,601,036 shares of Series 3 FON Common Stock, 200,391,857 shares of Series 1 PCS Common Stock, 219,043,844 shares of Series 2 PCS Common Stock, 13,568,168 shares of Series 3 PCS Common Stock, 246,766 shares of PCS Preferred Stock and certain other voting preferred stock of the Issuer as being outstanding, based on the information made available to FT and DT by the Issuer. If the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock beneficially owned by DT on December 29, 1999 would represent approximately 20.0% of the Series 1 FON Common Stock and approximately 11.9% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 20.0% of the aggregate voting power of all series of PCS Common Stock and PCS Preferred Stock).

     By virtue of their relationship, DT and NAB may be deemed to share voting power and dispositive power with respect to the securities of the Issuer beneficially owned by them.

     On December 27, 1999, Ron Sommer, Chairman of the Board of Management of DT and a director of Sprint, beneficially owned 18,000 shares of Series 1 FON Common Stock and 4,500 shares of Series 1 PCS Common Stock, which may be acquired upon the exercise of stock options under the Issuer's stock option plans. On that date, Mr. Sommer exercised options to acquire 1,000 shares of Series 1 FON Common Stock at approximately $17.9215 per share and options to acquire 500 shares of Series 1 PCS Common Stock at approximately $7.8137 per share. Each of DT and FT disclaims beneficial ownership of any such shares.

     (c) On December 28, 1999, DT acquired from the Issuer pursuant to the equity purchase rights contained in the Amended Stockholders' Agreement 280,896 shares of Series 3 PCS Common Stock and 245,459 shares of Series 3 FON Common Stock for the purchase prices specified in Item 3.

     Except as described herein, neither DT, NAB, nor, to the best knowledge of DT, any of the persons listed in Schedule I of Amendment No. 3 to this Schedule 13D, nor either Managing Director of NAB, effected any transactions in the PCS Common Stock or the FON Common Stock of the Issuer since October 1, 1999.

     (d) No one other than NAB is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock beneficially owned by DT.

2. France Telecom S.A.

     (a) On December 29, 1999, FT was the beneficial owner of 86,236,036 shares of Class A Common Stock (100% of the outstanding Class A Common Stock), 88,601,036 shares of Series 3 FON Common Stock (100% of the outstanding Series 3 FON Common Stock), and 13,568,168 shares of Series 3 PCS Common Stock (100% of the outstanding Series 3 PCS Common Stock), estimated to represent approximately 20.0% of the aggregate voting power of the outstanding capital stock of the Issuer, calculated on the same basis as specified in paragraph 1(a) of this Item
5. If the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock beneficially owned by FT on December 29, 1999 would represent approximately 20.0% of the Series 1 FON Common Stock and approximately 11.9% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 20.0% of the aggregate voting power of all series of PCS Common Stock and PCS Preferred Stock).

     On December 29, 1999, Michel Bon, Chairman and Chief Executive Officer of FT and a director of Sprint, beneficially owned 18,000 shares of Series 1 FON Common Stock and 4,500 shares of Series 1 PCS Common Stock, which may be acquired upon the exercise of stock options under the Issuer's stock option plans. Each of DT and FT disclaims beneficial ownership of any such shares.

     (c) On December 28, 1999, FT acquired from the Issuer pursuant to the equity purchase rights contained in the Amended Stockholders' Agreement 197,854 shares of Series 3 PCS Common Stock and 244,541 shares of Series 3 FON Common Stock for the purchase prices specified in Item 3.

     Except as described above, neither FT, nor to the best knowledge of FT, any of the persons listed in Schedule II of Amendment No. 3 to this Schedule 13D effected any transactions in the PCS Common Stock or the FON Common Stock of the Issuer since October 1, 1999.

     (d) No one other than FT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock beneficially owned by FT.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

     Exhibit 1 Qualified Subsidiary Assumption Agreement dated as of December 29, 1999, by NAB

     Exhibit 2 Qualified Subsidiary Standstill Agreement dated as of December 29, 1999 between the Issuer and NAB

     Exhibit 3 Qualified Subsidiary Confidentiality Agreement dated as of December 29, 1999 between the Issuer and NAB

     Exhibit 4 Assumption Agreement of NAB Nordamerika Beteiligungs Holding GmbH dated as of December 29, 1999

     Exhibit 5 Transfer Agreement dated December 29, 1999 between DT and NAB

     After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  January 6, 2000         DEUTSCHE TELEKOM AG




                                By:  /s/ Kevin Copp
                                     -------------------------------------
                                Name:  Kevin Copp
                                Title: Head of International Legal Affairs

     After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  January 10, 2000             FRANCE TELECOM S.A.



                                     By:  /s/ Thierry Girard
                                          -----------------------
                                     Name:  Thierry Girard
                                     Title: Senior Vice-President